SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GRGC/GRGCS Av. Graça Aranha, no. 26, 4o floor. 20030-900 Rio de Janeiro - RJ RCA 1063, of 05.14..2025

CERTIFICATE

MINUTES OF THE ONE THOUSAND AND SIXTY-THIRD MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

It is hereby certified, for all purposes, that the 1063rd meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held on May 14, 2025, as convened by the Chairman of the Board of Directors, pursuant to article 31, §4, of the Company’s Bylaws. The meeting was held in an electronic deliberation circuit. The Board Member and Chairman of the Board of Directors VICENTE FALCONI CAMPOS (VFC) assumed the presidency of the proceedings. Board Members ANA SILVIA CORSO MATTE (ASM), CARLOS MARCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). There were no absences recorded. Corporate Governance Participants: Vice President of Governance and Sustainability CAMILA GUALDA SAMPAIO ARAUJO (CSA), Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) and Governance Officer BRUNO KLAPPER LOPES (BKL). INSTRUCTION: Support material was made available to Councilors through the Governance Portal. QUORUMS FOR INSTALLATION AND DECISIONS: The Board of Directors' deliberations must be held in the presence of the majority of its members (Articles of Association, Article 31) and its deliberations must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum set forth in Article 32 of the Articles of Association. The meeting was installed with the presence of seven members, in compliance with the minimum quorum for installation, and with a minimum quorum for taking deliberations of four members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of a conflict of interest by the Board Member and/or his/her momentary absence from the conclave will result in his/her deduction for the purposes of calculating the respective minimum quorum for deliberation.

1ITR25 | Interim Financial Statements of Eletrobras. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in a deliberative proposal and decision of the Executive Board in the favorable opinion issued by the Audit and Risk Committee – CAE in its 357th meeting held on 05/14/2025, DECIDES:

1. Authorize the filing of Eletrobras' interim financial statements for the period ended March 31, 2025, approved by Eletrobras' Executive Board through RES-198, dated May 13, 2025.

Deliberative quorum: Unanimity, in accordance with the Executive Board's proposal (RES 198, dated 05/13/2025), with the CAE's favorable opinion recorded.

Closing and preparation of the minutes certificate: It is hereby recorded that the material related to the deliberations of this Board of Directors Meeting is filed at the Company's headquarters. Once the meeting was concluded, the Chairman instructed the Secretary of Governance to prepare and sign this Certificate, after it had been read and approved. The other deliberations were omitted because they dealt with exclusively internal matters, protected by the duty of confidentiality provided for in art. 155 of the Corporations Law, and do not fall within the scope of § 1 of art. 142 of the same Law. The following were present: Board Member and Chairman of the Board of Directors VICENTE FALCONI CAMPOS and Board Members ANA SILVIA CORSO MATTE, CARLOS MARCIO FERREIRA, FELIPE VILLELA DIAS, JOSÉ JOÃO ABDALLA FILHO, MARISETE FÁTIMA DADALD PEREIRA and PEDRO BATISTA DE LIMA FILHO.

Rio de Janeiro, May 22, 2025.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance of Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.